SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 30, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated November 30, 2015,  the Company reported a subscription, through subsidiaries, of additional shares of Dolphin Netherlands B.V. for a total amount of U$S52,000,000. The funds will be used by Dolphin Netherlands B.V. in order to grant a subordinated loan to IDB Development Corporation Ltd. (“IDBD”) for up to a total amount of NIS$210,000,000. The Company intends to capitalize the loan, once the obligation to launch offers to purchase of IDBD shares is terminated (“Tender Offers”) in accordance with the terms of the agreement entered into with IDB Holdings Corporation Ltd. and its creditors (“Arrangement”).

It shall be noted that the referred loan shall be considered as part of the commitment assumed by Dolphin Fund Ltd., in the frame of the Arrangement, of subscribing additional shares of IDBD for up to the sum of NIS$200,000,000, whether through its capitalization, in the event of a capital increase in IDBD, or its replacement, in the event there is no such capital increase.

Upon request to the Audit Committee, in the terms of Chapter III of the Rules of the Comisión Nacional de Valores, and in accordance with article 110 item h) of Capital Markets Law (Ley de Mercado de Capitales Nº26,831), it has issued an opinion without objections with regard to the referred operation, remaining such opinion available for the shareholders in the headquarters of the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 30, 2015